Exhibit 99.1

Gauzy Ltd. Raises $12 Million Investment to Advance Capital Objectives and Provides Update on Board Composition

Funding Led by Existing Investors and Senior Lender Signaling Confidence in Business

TEL AVIV, Israel, December 2, 2025 — Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today announced that it has raised an aggregate of $12 million in new cash funding through privately negotiated transactions with existing investors and stakeholders led by Chutzpah Holdings and Orion Infrastructure Capital (OIC), an existing senior lender, to advance the operational objectives of the Company and its subsidiaries.

The financing framework is intended to provide liquidity, reinforce operational execution, and preserve long-term value creation. The Company is continuing to work with its existing stakeholders to secure additional funding to achieve a well-funded, well-capitalized business and expects to provide additional updates on those efforts in the coming weeks.

Eyal Peso, Co-Founder and Chief Executive Officer of Gauzy, commented: “We are extremely grateful for this significant vote of confidence from our existing stakeholders, longtime supporters, and senior lender. Their unwavering commitment to Gauzy reinforces the strength of our business model and growth trajectory. This financing represents a pivotal milestone in strengthening our balance sheet and helps to position the Company to continue delivering exceptional value to our customers while advancing our strategic objectives. We are deeply appreciative of the continued trust our investors and existing senior lender have placed in our team and vision, and we remain steadfastly committed to our employees, customers, shareholders, and all valued stakeholders.”

As previously disclosed, the Company and its subsidiaries are working to resolve the involuntary placement of certain French subsidiaries into insolvency proceedings. Gauzy has already provided nearly $8 million in funds to these subsidiaries, intended to help strengthen their financial position. The subsidiaries have already filed an appeal to the findings with the French Commercial Court of Lyon, and the Company’s management continues to work collaboratively with administrators in overseeing the process. Management has also engaged with clients, suppliers, authorities, and employees on these processes. Gauzy’s French-based subsidiaries continue business operations in an effort to meet customer demand while continuing its strategies to secure new business.

Board Composition Update

The Company also disclosed that board members Alejandro Weinstein and Jesse Klein have stepped down from their positions as directors to pursue other interests. Both Mr. Weinstein and Mr. Klein have expressed their continued support for Gauzy and remain committed to assisting the Company in its ongoing efforts to execute business operations, strategic initiatives, and secure additional funding beyond the investments announced today.

The Board and management of Gauzy extend their appreciation to Mr. Weinstein and Mr. Klein for their invaluable service and contributions to the Company.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; the ability to raise additional capital; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com